UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File No. 001-32574

CUSIP No. 47759H 10 6
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form 10-D    ☐ Form N-CSR
For Period Ended:      June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
JK Acquisition Corp.

Full Name of Registrant
Not Applicable

Former Name if Applicable
4400 Post Oak Parkway, Suite 2530

Address of Principal Executive Office (Street and Number)
Houston Texas 77027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007 in a timely manner because it cannot complete its financial statements within the prescribed time without unreasonable effort or expense in sufficient time to allow its accountants to complete their review of the Registrant’s financial statements for the period ended June 30, 2007 before the required filing date for the subject Quarterly Report on Form 10-Q. The Registrant will file its Form 10-Q for the period ended June 30, 2007 no later than the fifth calendar day following the date on which the Form 10-Q was due.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

James P. Wilson	713	978-7557
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Registrant had entered into that certain First Amended and Restated Agreement and Plan of Merger, dated February 14, 2007 (the “Amended Merger Agreement”), with Multi-Shot, LLC (“Multi-Shot”), Catalyst/Hall Growth Capital Management Co., LLC, as Members’ Representative, and the members of Multi-Shot. On July 9, 2007, Multi-Shot verbally notified the Registrant that if the Registrant is unable to obtain stockholder approval of the transactions contemplated by the Amended Merger Agreement prior to July 31, 2007, then Multi-Shot intended to exercise its termination rights on July 31, 2007 or soon thereafter pursuant to Section 9.01(a) of the Amended Merger Agreement. On July 16, 2007, the Registrant filed suit in the state district court of Harris County, Texas against Multi-Shot and twelve other named defendants. Registrant is seeking injunctive relief and other damages related to various claims of breach of contract in connection with the Amended Merger Agreement. As such, there is uncertainty with respect to Registrant’s ability to complete the transactions contemplated under the Amended Merger Agreement. Therefore, the deferred acquisition costs of $975,419 as of June 30, 2007 have been impaired and charged to expense. The second quarter 2007 net loss is estimated to be approximately $430,000 as compared to net income of $3.1 million in the second quarter of 2006.
JK Acquisition Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ James P. Wilson
James P. Wilson
INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.